COMMON CROSS-BORDER MERGER PLAN BY INCORPORATION
of FIAT INDUSTRIAL S.p.A. into
Fl CBM HOLDINGS NV.

AUDITORS’ REPORT
relating to the exchange ratio of shares pursuant to article 2501 sexies of the Italian Civil Code (*)
(Translation from the original Italian text)

(*) With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of the report would not impair the independence of Reconta Ernst & Young S.p.A. under the U.S. independence requirements.

AUDITORS’ REPORT
relating to the exchange ratio of shares pursuant to article 2501 sexies of the Italian Civil Code
(Translation from the original Italian text)

To the Shareholders of
Fiat Industrial S.p.A.

1.            Objective, subject and scope of the engagement

In connection with the planned merger by incorporation of Fiat Industrial S.p.A. (hereinafter “Fiat Industrial” or the “Company to be Merged”) into FI CBM Holdings N.V. (hereinafter “DutchCo” or the “Surviving Company”), on June 19, 2012 we have been appointed as expert by the Turin Court, based on the request of Fiat Industrial and on its behalf, to prepare our report (the “Report”) on the exchange ratio of the shares of the Surviving Company with those of the Company to be Merged (hereinafter the “FI Exchange Ratio” or the “Exchange Ratio”), in accordance with article 2501 sexies of the Italian Civil Code and article 9 of the Italian Legislative Decree 108 of May 30, 2008. The planned merger follows within the wider of the merger agreement dated November 25, 2012 (the “Merger Agreement”), executed by and between Fiat Industrial, Fiat Netherlands Holding N.V., a fully controlled subsidiary of Fiat Industrial (“FNH”), DutchCo, a fully controlled subsidiary of Fiat Industrial, CNH Global N.V.(“CNH”), an indirect subsidiary of Fiat Industrial controlled through FNH which owns approximately 87% of its capital stock.

For this purpose, we have been provided by Fiat Industrial with the plan for the merger of Fiat Industrial into DutchCo (hereinafter the “FI Merger Plan” or the “Merger Plan”) approved by the board of directors of Fiat Industrial (the “Board of Directors”) and by the board of directors of DutchCo on February 21, 2013, accompanied by the Directors’ Report. which identifies, explains and justifies, pursuant to article 2501 quinquies of the Italian Civil Code, the Exchange Ratio, as well as the balance sheets as of December 31, 2012 of Fiat Industrial and DutchCo, approved by the respective Board of Directors on February 21, 2013, that represent the balance sheets required by article 2501 quater of the Italian Civil Code.

The Merger Plan will be subject to approval at the Extraordinary Meeting of the Shareholders of Fiat Industrial to be called pursuant to applicable law and regulation. Similarly, the Merger Plan will be subject to approval at the extraordinary meeting of the sole shareholder of DutchCo to be also called pursuant to applicable law and regulation.

BDO Audit & Assurance B.V. will prepare a similar report on the Exchange Ratio in favor of DutchCo, as requested by Title 2:328, comma 1 e 2 of the Dutch Civil Code (the “Dutch Code”).

In order to provide the Shareholders with adequate information regarding the Exchange Ratio, this Report illustrates the methods adopted by the Directors in determining the Exchange Ratio and the difficulties encountered by them. In addition, this Report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors of Fiat Industrial, also based on indications from their advisors, we have not carried out a valuation of the companies participating to the merger. This was done solely by the Directors of Fiat Industrial and DutchCo and their advisors.

The Board of Directors of Fiat Industrial has used, taking it into consideration for the purpose of its own valuations and considerations, also the work performed by its financial advisor Goldman Sachs International (“Goldman Sachs” or the “Advisor”).

Similarly, the Board of Directors of CNH has used, taking it into consideration for the purpose of its own valuations and considerations, also the work performed by its financial advisors J.P. Morgan e Lazard, that issued their fairness opinions to the Board of Directors of CNH.

The procedures described in this Report have been performed by us solely for the purposes of expressing an opinion on the valuation criteria adopted by the Directors of the two companies to determine the Exchange Ratio and accordingly:
➢	they are not valid for different purposes;
➢	they do not constitute for any reason a valuation on the opportunity of the Transaction, neither on the reasons for the merger expressed in the Directors’ Reports.

2.            Summary of the transaction

On November 25, 2012 Fiat Industrial, CNH, FNH and DutchCo entered into the definitive Merger Agreement to combine the businesses of Fiat Industrial and CNH. The Merger Agreement relates and provides for: a) the cross-border merger of FNH with and into Fiat Industrial (the “FNH Merger”), b) the cross-border reverse merger of Fiat Industrial with and into DutchCo (the “FI Merger” or the “Merger”), and c) the domestic Dutch merger of CNH with and into DutchCo (“CNH Merger” and, together with the FI Merger, the “Mergers” or the “Transaction”). The main objective of the Transaction is to simplify the Fiat Industrial group’s capital structure by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and subsequently on the Mercato Telematico Azionario.

The FI Merger and the CNH Merger represent steps of the same transaction; therefore, the execution of each Merger shall take place only once all conditions precedent provided for the FI Merger and the CNH Merger are satisfied and all pre-completion steps are taken. The envisaged Transaction implies a corporate reorganization among Fiat Industrial and some of its controlled entities; in particular, such reorganization requires a combination among Fiat Industrial and CNH through a sequence of connected mergers which will result in having the newly incorporated DutchCo as the ultimate incorporating company.

The FNH Merger represents a preliminary step of the overall Transaction and the completion of the FNH Merger is not conditional upon the execution and effectiveness of the FI Merger and the CNH Merger.

Since Fiat Industrial directly owns the whole share capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to article 2505 of the Italian Civil Code, article 18 of the Legislative Decree 108 as well as to Section 2:333 of the Dutch Code. A separate report was prepared by the Board of Directors illustrating the main terms and conditions of the FNH Merger.

In the light of the structure of the envisaged Transaction, this Report was prepared by the Board of Directors of Fiat Industrial having examined and reviewed both the FI Merger and the CNH Merger as a sequence of steps of the same Transaction, taking into consideration the overall impact on Fiat Industrial.

On February 21, 2013, the Board of Directors of Fiat Industrial and the board of directors of FNH approved the common cross-border merger terms relating to the FNH Merger (the “FNH Merger Plan”) and the Board of Directors of Fiat Industrial and the board of directors of DutchCo approved the common cross-border merger terms relating to the FI Merger (the “FI Merger Plan”). On the same date, the board of directors of DutchCo approved the merger proposal relating to the CNH Merger (the “CNH Merger Plan”), which was approved by the board of directors of CNH on February 25, 2013.

In addition to the approval by the Shareholders Meetings of Fiat Industrial and CNH, the obligation by Fiat Industrial to execute the FI Merger and the obligation by CNH to execute the CNH Merger will be subject to the satisfaction of certain conditions precedent (the “Conditions Precedent”) included in the Merger Agreement and detailed in the Directors’ Report. The Conditions Precedent contemplate, inter alia, that:

•	DutchCo common shares shall have been approved for listing on the NYSE, subject to official notice of issuance;

•
the registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) filed with the United States Securities and Exchange Commission (“SEC”) shall have been declared effective by the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”);

•
the amount of cash, if any, to be paid (a) to Fiat Industrial shareholders exercising cash exit rights in connection with FI Merger and/or (ii) to any creditors of Fiat Industrial pursuant to any creditor opposition rights proceeding against Fiat Industrial under Italian law, shall not exceed in the aggregate Euro 325 million;

•
CNH and Fiat Industrial shall have received from their respective tax and legal counsels an opinion to the effect that CNH Merger will qualify as a “reorganization” for U.S. Federal income tax purposes.

In particular, as set forth under the Merger Agreement, the obligation by Fiat Industrial to execute the FI Merger and the obligation by CNH to execute the CNH Merger was subject to the payment of the CNH Dividend (as defined below); to this end, the extraordinary shareholders’ meeting of CNH held on December 17, 2012 resolved upon the amendment of the CNH Articles of Association and the distribution of a special dividend to CNH stockholders in the amount of US$10.00 per common share (the “CNH Dividend”). As a result of the amendment to the Articles of Association, all of the common shares held by FNH were converted into common shares B. Accordingly, on December 28, 2012, the CNH Dividend was only paid to the non-FNH shareholders of CNH. as the holders of the CNH’s regular common shares.

In connection with the FI Merger, the Fiat Industrial Shareholders will receive, taking into account the effects of the overall Transaction, one newly allotted share in DutchCo (having a nominal value of Euro 0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of Euro 1.57 each) (the FI Exchange Ratio). No cash consideration will be paid by DutchCo.

In connection with the CNH Merger, the CNH shareholders (other than DutchCo, which will be the CNH parent company following completion of the FNH Merger and the FI Merger) will receive 3.828 newly allotted shares in DutchCo (having a nominal value of Euro 0.01 each) for each share held in CNH (having a nominal value of Euro 2.25 each) (the “CNH Exchange Ratio” and, together with the FI Exchange Ratio, the “Exchange Ratios”). No cash consideration will be paid by DutchCo.

No consideration, either in cash or otherwise, will be paid by DutchCo to the Shareholders of Fiat Industrial in connection with the FI Merger. other than the FI Exchange Ratio, and no consideration will be paid by DutchCo to the shareholders of CNH in connection with the CNH Merger , other than the CNH Exchange Ratio, as described in the CNH Merger Plan.

3.            Documentation utilized

In performing our work, we obtained directly from Fiat Industrial and DutchCo such documentation and information as was considered useful in the circumstances.

We analyzed such documentation received and, in particular:

a)
the FI Merger Plan and the Directors’ Reports of the two companies that will be presented to the respective Extraordinary Meetings, that propose, with reference to the balance sheet at December 31, 2012, the following FI Exchange Ratio:

➢	n. 1 DutchCo newly issued common share, par value Euro 0.01 per share, for each Fiat Industrial ordinary share, par value Euro 1.57 per share.

No adjusting cash settlement is provided for.

The Exchange Ratio has been determined by the Boards of Directors also taking into account the work performed by their Advisor. The report of the Board of Directors of Fiat Industrial sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)	the CNH Merger Plan, the FNH Merger Plan and the Directors’ Reports that will be presented to the respective Extraordinary Meetings, and the related supporting documentation;

c)	the Merger Agreement dated November 25, 2012, executed by and between Fiat Industrial, FNH, DutchCo, and CNH;

d)	the fairness opinions issued by J.P.Morgan and Lazard on November 25, 2012 to the Special Committee of the board of directors of CNH;

e)
the statutory and consolidated financial statements as of December 31, 2012 and for the year then ended of Fiat Industrial, prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), accompanied by the respective reports of the Board of Directors, the board of statutory auditors and the independent auditors;

f)
the financial statements at December 31, 2012 of DutchCo, prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch Accounting Standards”) and the financial statements at February 28, 2013 of DutchCo, prepared in accordance with Dutch Accounting Standards;

g)
the consolidated financial statements as of December 31, 2012 and for the year then ended of CNH and FNH, prepared in accordance with IFRS, accompanied by the respective reports of the board of directors and the independent auditors;

h)
information from the accounting and management systems, including the internal financial forecasts, as deemed necessary to reach the scope of the engagement, as indicated in the preceding paragraph 1.;

i)	the By-laws of Fiat Industrial, the By-laws current and the one after the Merger of DutchCo, attached to the Merger Plan;

j)	the minutes of the meetings of the board of directors, the board of statutory auditors and other committees. where required, of both companies, and the related supporting documentation;

k)	historical market prices and trading volumes of the shares of Fiat Industrial and CNH;

l)	publicly available information about companies operating in the same sector and financial research and analyses, published by specialized institutions and investment banks;

m)	press releases and information on the Mergers made available to the public by Fiat Industrial and CNH.

Finally, we obtained representation that, based on the best knowledge and belief of Fiat Industrial Directors, no significant changes occurred in the data and information used in our analysis.

4.            Valuation methods adopted by the Board of Directors for the determination of the Exchange Ratio

The Mergers will be carried out on the basis of the financial statements at December 31, 2012 for Fiat Industrial, CNH and DutchCo (as far as Fiat Industrial and CNH are concerned, the financial statements are the relevant 2012 yearly financial statements). The value of the assets and liabilities to be transferred to DutchCo as of the effective date of the FI Merger will be determined on the basis of the relevant accounting net value as of the effective date of the FI Merger. These assets and liabilities of Fiat Industrial are indicated as of December 31, 2012 in the financial statements prepared by the Board of Directors, it being understood that said financial statements are the 2012 yearly financial statements of Fiat Industrial.

For the purposes of the determination of the Exchange Ratios, the Board of Directors, the boards of directors of CNH and DutchCo carried out a valuation with respect to the relevant companies participating to the Mergers, with the assistance of the respective financial advisors, Goldman Sachs with respect to Fiat Industrial, and J.P. Morgan and Lazard with respect to CNH. J.P. Morgan and Lazard issued fairness opinions on the Transaction.

4.1.            Selection of the methods and valuation criteria

In mergers between companies, the objective of the evaluation consists of determining the equity value and the exchange ratio, that is the proportion between the number of shares of the company to be merged and the number of shares that the surviving company allocates to the shareholders of the company to be merged. Accordingly, the main purpose of the valuation of the companies involved in a merger is to obtain the comparable corresponding values for the purposes of the determination of the exchange ratio, rather than to determine stand alone absolute economic value. Therefore, the companies involved in the transaction need to be valued based on homogeneous criteria to obtain comparable results.

Moreover, the relative values of Fiat Industrial and CNH have been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Mergers. The companies participating to the Mergers have been valued as separate companies. The valuation analyses have been performed on a stand-alone basis without taking into account any potential synergies that might arise from the Merger (as for example: cost synergies or impacts on the market prices of the Surviving Company post-Mergers).

4.2.     Description of the methodologies used

The methodologies applied by the Board of Directors of Fiat Industrial, taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of the two companies and their listed status and finally the fact that Fiat Industrial already controls CNH,were the following:
• analysis of market prices and premia paid in previous transactions;
• market multiples.

In the light of all the above and for the purpose of the analysis, the Board of Directors is not presenting absolute values attributed to Fiat Industrial and CNH but only the Exchange Ratios resulting from the estimate of relative values.

4.2.1.      Market Prices Method and analysis of premia paid in previous transactions

The analysis of market prices allows identifying the equity value of a company with the market value, i.e. the value recognized by the stock market where the shares are traded.

The methodology consists in valuing the shares of the company on the basis of the market price at a certain date or the average share price, registered on the stock exchange where the shares are traded, over a certain timeframe.

In particular, the choice of the timeframe used to compute the average needs to achieve a balance between the mitigation of possible short term volatility (a longer time horizon would be preferable) and the need to reflect the most recent market conditions and situation of the valued company (only recent prices should be considered).

Furthermore, the selected timeframe should only include prices which have not been influenced by rumors on the potential transaction or other distortive information (“undisturbed” prices).

The methodology of the premia paid in previous transactions is based on the analysis of the premia to the trading share prices paid in previous transactions.

The analysis need to take into consideration appropriate elements of comparability when selecting previous transactions: (i) the business or industry in which the target company is active, (ii) the stock market where it is listed, (iii) the existence of a majority shareholder or (iv) the stake to be acquired through the contemplated transaction, represent some of the criteria relevant for the selection.

Furthermore, previous premia have to be computed with respect to undisturbed trading prices to ensure significance and comparability of the analysis; the selected premium is then applied to the valued company undisturbed share price.

4.2.2.    Market Multiples Method

The market multiples methodology assumes that the value of a company can be determined by using market information for companies with similar characteristics as the one being valued.

The methodology derives the value of a company from the market valuation of comparable companies, and in particular determining the ratio between comparable companies’ market values and certain financial metrics (e.g. revenues, EBJTDA, earnings, cash flows) and then applying the determined multipliers to the corresponding financial figures of the company being valued in order to determine its value.

The main steps in the application of this methodology are: (i) the definition of the reference sample of comparable companies; (ii) the choice of the appropriate multiples; (iii) the calculation of the multiples for the comparable companies and identification of the range of values to be applied to the company being valued; and (iv) application of the determined multiples to the corresponding financial figures of the company being valued.

Calculation of the multiples requires the observation of the market value of a company, which can either be the equity value or the enterprise value and the identification of a consistent financial metric. Furthermore, companies’ financial metrics and values have to be appropriately adjusted in order to ensure that multiples are calculated consistently across all companies in the sample, taking into account - if necessary - differences in accounting policies and in the financial structure and other significant differences.

5.            Valuation difficulties encountered by the Directors

In order to obtain the aforementioned results, also pursuant to art. 2501 quinquies of the Italian Civil Code, the Directors, also on the basis of the indications of the Advisor, have been taken into due consideration the (i) particular characteristics of the companies participating to the merger and (ii) the typical challenges arising from the application of the valuation methodologies adopted to determine the Exchange Ratios, have been taken into account.

In particular:

a)
the analysis of market prices and premia paid in previous transactions triggers certain valuation challenges, including: (i) insufficient liquidity and/or market volatility driven by events which are not strictly related to the specific securities, may affect market prices, notwithstanding the different timeframes considered in the analysis; (ii) the set of previous transactions has been selected taking into account elements of comparability to the contemplated Transaction, considering, however, that any transaction presents its own specific features and characteristics;

b)
the analysis of market multiples is based on a sample of companies operating in the capital goods industry; the Board of Directors believes that this sample represents the best reference benchmark from a comparative perspective. However,each of these companies has its own characteristics and features and none of the selected companies can be considered entirely comparable to the valued company.

6.           Results of the valuation performed by the Directors

The combination of Fiat Industrial and CNH will be accomplished through the merger of, respectively, Fiat Industrial and CNH with and into DutchCo and the concurrent issuance of DutchCo shares to Fiat Industrial and CNH shareholders (other than DutchCo, which will be the parent company following the completion of the FNH Merger and of the FI Merger), in exchange for shares to be cancelled.

On the basis of the assumption that the Fiat Industrial shareholders would receive one DutchCo share for each Fiat Industrial ordinary share owned and cancelled, the Board of Directors analysed, in the context of the overall Transaction, the relative valuation of Fiat Industrial and CNH, aimed at determining the exchange ratio between CNH shares and Fiat Industrial shares or, equivalently (given the exchange ratio of one DutchCo share for each Fiat Industrial share), between CNH shares and DutchCo shares.

6.1     Market Prices Method and analysis of premia paid in previous transactions

The first step in the analysis of market prices related to the identification of undisturbed prices. For this reason, closing prices following April 4, 2012 have been ignored, April 4, 2012 being the last trading day before the Extraordinary Meeting of Fiat Industrial held on April 5, 2012, during which the matter of a potential restructuring of Fiat lndustrial/CNH group structure and elimination of the CNH minorities was first raised publicly by the Chairman of Fiat Industrial.

With reference to the timeframe of the analysis, 1-month and 3-month averages prior to April 4, 2012 have been taken into consideration, in addition to the spot prices as of April 4, 2012.

The table below shows the spot CNH Exchange Ratio as of April 4, 2012 and the 1-month and 3-month averages of the CNH Exchange Ratio prior to April 4, 2012. In order to calculate the CNH Exchange Ratio, CNH market prices have been converted into Euros, on a daily basis, at the EUR/USD closing exchange rate.

Analysis of Market Prices - CNH Exchange Ratio
April 4, 2012	3.890x
1-month average	3.828x
3-month average	4.127x
Market data source: Bloomberg - closing prices

The Board of Directors has then taken into consideration premia paid in previous transactions.

The Board of Directors has deemed appropriate to recognize a premium to CNH minorities in consideration of the expected benefits of the Transaction, which can only be achieved through the completion of the Mergers, among which:(i) simplification of Group structure, (ii) presentation to the market of DutchCo as major integrated capital goods player, (iii) improved access to the US capital markets and (iv) as a consequence of these and other benefits, and the creation of a better platform from which to pursue strategic growth opportunities.

In order to ensure the required comparability, previous transactions considered consist of a set of offers to minority shareholders of NYSE-Iisted companies, starting from 2005.

The table below shows the average and median premium paid in the set of transactions considered.

Premia Paid in Previous Transactions
Premia Average	26.6%
Premia Median	26.3%
Source of data for the calculation: Thomson Reuters, Factset, public information

6.2     Market Multiples Method

The Board of Directors has applied the market multiples methodology in order to compare the implied CNH multiples with those of comparable companies active in the capital goods industry, valuing CNH equity on the basis of the terms of the final offer extended to CNH’s Special Committee on November 19, 2012.

The comparison between CNH implied multiples (calculated assuming the current net cash position of CNH and also on the basis of a normalized net financial position to take into account the difference between cash and debt yields) and the peers’ market multiples, gave comfort to the Board of Directors as CNH implied multiples resulted lower or broadly in line with the peers’ multiples.

6.3     Determination of the Exchange Ratio

Considering the results of the valuation methodologies applied, the Board of Directors has resolved to propose the FI Exchange Ratio of one DutchCo share for each Fiat Industrial ordinary share and the board of directors of CNH and DutchCo have resolved to propose the CNH Exchange Ratio of 3.828 new DutchCo shares for each CNH common share; the payment of a US$10 extraordinary dividend for each CNH common share, paid in cash to the CNH shareholders other than FNH, prior to, and irrespective of, the completion of the overall Transaction, has been resolved by the extraordinary shareholders’ meeting of CNH held on December 17, 2012. A US$10 dividend per CNH common share implies a 25.6% premium on the implicit value of the CNH Exchange Ratio.

On the basis of the valuations described above, the Board of Directors of Fiat Industrial has approved the following FI Exchange Ratio, which determines the number of new shares to service the FI Merger:

➢	n. 1 DutchCo newly issued common share, par value Euro 0.01 per share, for each Fiat Industrial ordinary share, par value Euro 1.57 per share.

No adjusting cash settlement is provided for.

These conclusions have been compared to the conclusions of the board of directors of DutchCo.

7.           Work done

7.1.   Work done on the “documentation utilized” as mentioned at paragraph 3.

The valuation methods applied by the Directors take as a reference basis the financial statements of the companies at December 31, 2012, in accordance with art. 2501 ter of the Italian Civil Code. It should be noted that the statutory and consolidated financial statements of Fiat Industrial, CNH and FNH at December 31, 2012, were audited by us.

We have performed, with the support of specialized databases (Bloomberg, Capital IQ, Mergermarket), analyses on the trends in the market prices of FI e CNH shares and on the premia paid in previous transactions, supported by further analyses of press releases, broker reports and other publicly available information.

In addition we have met with the Fiat Industrial management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here.

We discussed with BDO Audit & Assurance B.V. regarding the work performed by them on the same documentation pertaining to DutchCo.

The above activities have been performed to the extent necessary for the purpose of our engagement. indicated in paragraph 1. above.

7.2.           Work done on the methods used to determine the Exchange Ratio

We have performed the following procedures:

–
analysis of the Merger Plan and of the Directors’ Reports of Fiat Industrial to verify the completeness and consistency of the processes followed by the Directors to determine the Exchange Ratio, as well as the consistent application of valuation methods;

–
sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the Exchange Ratio would be affected by changes in the assumptions and parameters, considered to be significant, also to take into consideration the recent trends in the stock markets;

–	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation used”, described in paragraph 3. above;

–	verification of the mathematical accuracy of the calculation of the Exchange Ratio, derived from the application of the valuation methods used by the Directors also based on the advice of the Advisor;

–
meetings with the Advisor and the management of Fiat Industrial, including representatives of the main Sectors of the Group, to discuss the activities performed, also with regards to the main characteristics of the forecasting process and the criteria used for the preparation of the internal financial forecasts, the issues encountered and the solutions adopted.

We have also gathered, through discussion with Fiat Industrial management, and obtained representation that, based on the best knowledge and belief of Fiat Industrial management, no significant changes occurred in the data and information used in our analysis, and that there have been no events that would require a modification of the valuation expressed by the Directors in the determination of the Exchange Ratio.

Finally, we have discussed with BDO Audit & Assurance B.V. regarding the valuation and the methodologies used by the companies to determine the Exchange Ratio.

The abovementioned procedures have been performed to the extent considered necessary for the purpose of our engagement, indicated in paragraph 1. above.

8.           Comments on the suitability of the methods used and the validity of the estimates

With reference to this engagement, we wish to draw attention to the fact that the principal purpose of the process used by the Directors was to identify an estimate of relative values of the companies involved in the merger, by applying consistent criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved.

Accordingly, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies with respect to transactions different from the merger.

We have performed a critical analysis of the methodologies used by the Directors, also based upon the advice of their Advisor, to determine the relative value of the companies and, as a consequence, of the Exchange Ratio, verifying the technical adequacy in the specific circumstances, considering the whole Transaction.

With regards to the valuation methods adopted, we note that:

–
they are widely used in the Italian and in the international professional practice, they are based on accepted valuation doctrine and on parameters determined through a generally accepted methodology process;

–	they appear adequate in the circumstances, in light of the characteristics of the companies involved in the Transaction;

–	the methods have been developed on a stand-alone basis, in conformity with the valuation framework required by the merger;

–	the methodology adopted by the Directors ensures that the valuation methods are consistent and thus that the values are comparable;

–	the application of more than one method broadened the valuation process and allows a substantial analysis of the results obtained.

With regards to the development of the valuation methodologies by the Directors, our considerations are the following:

–
the utilization of the Market Prices Method is explained by the fact that the ordinary shares of Fiat Industrial and CNH are traded on regulated markets. In this case, the adoption of averages over a sufficiently long period of time mitigates the effect of share fluctuations, connected with the general situation of the stock markets;

–
the choice, within the market prices method, of the simple average of the reference prices for each day within the period in exam, is widespread and accepted in the prevailing professional practice; the sensitivity analysis performed using also the weighted average of different periods confirm the Exchange Ratio determined by the Directors;

–
the choice to use as a reference date for the market prices information the date before the announcement by the major shareholder of possible transactions on the share capital, appears to be appropriate for the purpose to eliminate twisted effects on the market prices. In particular, the identification of undisturbed market prices has determined the basis for the application of the premium recognized to the minority shareholders of CNH;

–
the application of the the market multiples methodology, approach frequently used in the international professional practise, allowed to appreciate also the operational characteristics of the companies and, therefore, to provide comfort to the Directors on the reasonableness of the implied price of the Transaction.

9.           Specific limitations encountered by the auditors in carrying out the engagement

As previously indicated, in the execution of our work we utilized data, documents and information provided to us by the companies participating to the merger, assuming the truthfulness, correctness and completeness, without performing controls on them. Similarly, we have not performed, since they were out of the scope of our engagement, controls and/or valuations on the validity and/or effectiveness of the transactions concluded by Fiat Industrial, CNH, DutchCo and/or by their subsidiaries, neither on the related acts or on the effects of the FI Merger and of the Transaction as a whole on them.

As previously indicated, the effectiveness of the Mergers is subject to the satisfaction of the Conditions Precedent included in the Merger Agreement. Accordingly, should such Conditions Precedent not been satisfied, the considerations included in this Report could result no longer applicable and lose their effectiveness.

With reference to the valuation methodologies used, and in addition to what reported in paragraph 5. above regarding the limits encountered by the Directors, we outline the following:

–
the Market Prices Method is suitable with respect to companies with a high capitalization, a large and widespread float and high volumes of exchange. In this case, the CNH shares present a relatively limited liquidity, and, as a consequence, the prices of such shares could not fully reflect their intrinsic value, especially in the presence of a market volatility also determined by events external to the companies under valuation, that could limit the ability of the market prices to reflect the intrinsic values;

–
the methods used are based, directly or indirectly, on the market prices of listed securities, in a market environment that recently has been characterized by high levels of uncertainty and by high turbulence; in particular, the market prices of CNH and Fiat Industrial shares in the period from the announcement of the Transaction to the date of this Report, show a significant change of the prices in absolute value, from which the effects connected to the announcement of the Mergers are not separately quantifiable from those connected to the general market trend; accordingly it is not possible to exclude that the evolution of the financial crisis could result in market prices not determinable at this stage and also significantly different from those used by the Directors in their valuations.

10.            Conclusion

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors of Fiat Industrial. also based upon the advice of their Advisor, are, under the circumstances, reasonable and not arbitrary, and they have been correctly applied by them in their determination of the Exchange Ratio of shares indicated in the FI Merger Plan, as follows:

➢	n. 1 DutchCo newly issued common share, par value Euro 0.01per share, for each Fiat Industrial ordinary share, par value Euro 1.57 per share.

No adjusting cash settlement is provided for.

Turin, April 8, 2013

Reconta Ernst & Young S.p.A.
Signed by: Felice Persico, partner

This report has been translated into the English language solely for the convenience of international readers.